UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Enclosed hereto and incorporated herein by reference are copies of the following items in connection with Galapagos NV’s Special Shareholders’ Meeting and Extraordinary Shareholders’ Meeting that will each be held on Tuesday, July 26, 2016 at 2:00 P.M. (CET), at the offices of notary public Matthieu Derynck (Van Halteren, associated notaries public, Rue de Ligne 13, 1000 Brussels).

Exhibit	Description

99.1	Press Release issued on June 23, 2016

99.2	Convening Notice for the Special and Extraordinary Shareholders’ Meetings of Galapagos NV to be held on July 26, 2016 (English translation)

99.3	Proxy Forms for the Special and Extraordinary Shareholders’ Meetings to be held on July 26, 2016

99.4	Depositary’s Notice of the Special and Extraordinary Shareholders’ Meetings to be held on July 26, 2016

99.5	Voting Instructions for holders of American Depositary Shares in connection with the Special and Extraordinary Shareholders’ Meeting to be held on July 26, 2016

99.6	Notification of Participation Form in connection with the Special and Extraordinary Shareholders’ Meetings to be held on July 26, 2016

99.7	Professional Qualifications of proposed new director Dr. Mary Kerr in connection with the Special Shareholders’ Meeting to be held on July 26, 2016

99.8	Special Report of the Board of Directors of Galapagos NV in connection with the Extraordinary Shareholders’ Meeting to be held on July 26, 2016 (English translation)

99.9	Shares and Voting Rights in connection with the Special and Extraordinary Shareholders’ Meetings to be held on July 26, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

Date: June 29, 2016	By:	/s/ Xavier Maes
Xavier Maes
Company Secretary